May 22, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Sub-Item 77K of the Clough Global Allocation Fund’s Form N-SAR (and have attached a copy of said Sub-Item 77K to this letter), and have the following comments:

1.

We agree with the first, second, fourth, and fifth paragraphs, and the first sentence of the eighth paragraph.

2.

We have no basis to agree or disagree with the third, sixth, and seventh paragraphs, or the second sentence of the eighth paragraph.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

On March 16, 2012, the Audit Committees of the Board of Trustees of each of Clough Global Allocation Fund, Clough Global Equity Fund, and Clough Global Opportunities Fund (each individually a “Fund”, and together, the “Funds”) dismissed Deloitte & Touche LLP (“D&T”) as the independent registered public accounting firm of the respective Funds.

During the fiscal years ended March 31, 2010 and March 31, 2011 and the subsequent interim period through March 16, 2012: (1) there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to the subject matter of the disagreement in connection with its reports, and (2) there were no “reportable events” as that term is defined in Item 304(a)(1) of Regulation S-K.  The audit reports of D&T on each of the Fund’s financial statements for the fiscal years ended March 31, 2010 and March 31, 2011 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

Also on March 16, 2012, the Audit Committees of each of the Funds engaged Cohen Fund Audit Services, Ltd. (“Cohen”) as the independent registered public accounting firm to audit the financial statements of the respective Funds for the fiscal year ended March 31, 2012.  During the fiscal years ended March 31, 2010 and March 31, 2011 and the subsequent interim period through March 16, 2012, none of the Funds nor anyone on their behalf consulted with Cohen regarding either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on any of the Funds’ financial statements, and no written report or oral advice was provided to any of the Funds that Cohen concluded was an important factor considered by the respective Funds in reaching a decision as to an accounting, auditing or financial reporting issue or (2) any matter that was the subject of a disagreement or reportable event as defined in Item 304(a)(1) of Regulation S-K.

The Audit Committees of each of the Funds dismissed D&T from its engagement as the independent registered public accounting firm to audit the financial statements of the respective Funds as a result of an independence issue that D&T recently brought to the Audit Committees’ attention.  Specifically, Deloitte Consulting LLP (“Deloitte Consulting”), a firm affiliated with D&T, purchased certain intellectual property in May 2006 from an entity and certain individuals, including an individual who serves as a Trustee of each of the Funds.  In connection with the purchase, and subsequent to this purchase, Deloitte Consulting and its affiliates (together, “Deloitte”) engaged the Trustee to provide consulting services.  The amounts paid to the Trustee in connection with the purchase and consulting services were significant to the Trustee.  Deloitte ceased using the Trustee’s services in 2010, with the final payment for services to the Trustee occurring in 2011.

D&T conducted an investigation of the facts and circumstances surrounding the business relationships described above and the extent to which they may have impacted D&T’s audit process with respect to the financial statements of each of the Funds.  D&T informed the Audit Committees of each of the Funds that D&T believes that the Trustee’s relationship with Deloitte had no impact on the objectivity, integrity or impartiality of the audit teams conducting the audits of the Funds’ financial statements.  In reaching this conclusion, D&T informed the Audit Committees of each of the Funds that it had considered that the engagement partners and the primary audit managers of the D&T audit engagement teams who conducted the audits of the financial statements of each of the Funds were unaware of the initial purchase and of the Trustee’s consulting relationship with Deloitte and, as a result, the audit teams’ objectivity, integrity and impartiality was not impacted in conducting the audits of the respective Funds’ financial statements.  D&T acknowledged that certain aspects of the relationships described above with the Trustee caused a breach of D&T’s compliance with the SEC’s independence rules relating to business relationships with audit clients.  D&T has further informed the Audit

Committees of each of the Funds that, based upon D&T’s investigation of the facts and circumstances, D&T does not believe that its prior audit reports with respect to any of the Funds financial statements need to be withdrawn.

In addition to the information provided by D&T, the Audit Committees considered that, to their knowledge and based upon their investigation: none of the current or former members of the Audit Committees (other than the Trustee who was providing the services to Deloitte) and none of the employees of ALPS Funds Services, the administrator of the Funds, that had responsibility for the functions that the administrator performed for the Funds during the relevant period, was aware that the Trustee had sold intellectual property, or was providing services, to Deloitte.  The Trustee also confirmed to the other members of the Audit Committees that he had not attempted directly or indirectly to influence D&T’s planning or conduct of the audits of the Funds’ financial statements.

Based on their reviews, the Audit Committees, with the Trustee who provided the services to Deloitte abstaining: (1) determined that it does not appear that the Trustee attempted to influence at any time D&T’s planning or conduct of the audits of the Funds’ financial statements, (2) determined that D&T’s objectivity, integrity and professional skepticism was not impaired, and (3) agrees with the conclusion that the prior audit reports with respect to each of the Fund’s financial statements do not need to be withdrawn.

In accordance with Item 304(a)(3) of Regulation S-K of the SEC, the Funds provided D&T with a copy of the foregoing disclosures and requested that D&T furnish it with a letter addressed to the SEC stating whether or not D&T agrees with the above statements. A copy of such letter, dated May 22, 2012, is filed as Exhibit 77Q1(f) to this Semi-Annual Report on Form N-SAR.

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